As filed with the Securities and Exchange Commission on August 23, 2006

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________

FORM F-6
REGISTRATION STATEMENT
under
THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

CHEUNG KONG (HOLDINGS) LIMITED
(Exact name of issuer of deposited securities as specified in its charter)
N/A
(Translation of issuer's name into English)
HONG KONG
(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK
(Exact name of depositary as specified in its charter)
One Wall Street, New York, N.Y. 10286
(212) 495-1784
(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York
ADR Division

One Wall Street, 29th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Peter B. Tisne, Esq.
Emmet, Marvin & Martin, LLP
120 Broadway
New York, New York 10271
(212) 238-3010

It is proposed that this filing become effective under Rule 466
[  ] immediately upon filing
[  ] on (date) at (time)
If a separate registration statement has been filed to register the deposited shares, check the following box.  [ ]

CALCULATION OF REGISTRATION FEE

Title of each class of Securities to be registered	Amount to be registered	Proposed maximum aggregate price per unit (1)	Proposed maximum aggregate offering price (1)	Amount of registration fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing Ordinary Shares, par value HK $0.50 each, of Cheung Kong (Holdings) Limited	50,000,000 American Depositary Shares	$5.00	$2,500,000	$267.50

1

For the purpose of this table only the term "unit" is defined as 100 American Depositary Shares.

_______________________

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed form of American Depositary Receipt filed as Exhibit 1 to this Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item - 1.

Description of Securities to be Registered

Cross Reference Sheet

Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
1. Name and address of depositary	Introductory Article
2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
(ii) The procedure for voting, if any, the deposited securities	Articles number 7 and 12
(iii) The collection and distribution of dividends	Articles number 8 and 13
(iv) The transmission of notices, reports and proxy soliciting material	Articles number 7
(v) The sale or exercise of rights	Articles number 4 and 8
(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 8 and 11
(vii) Amendment, extension or termination of the deposit agreement	Articles number 13
(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 2
(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 1, 3, 11, 15, and 16
(x) Limitation upon the liability of the depositary	Articles number 4, 5, 10 and 12

Item - 2.

Available Information

Public reports furnished by issuer	Article number 7

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.

Exhibits

1.

Form of Deposit Agreement  - The Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of Receipt itself, which is filed herewith as Exhibit 1.

4.

Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. – Filed herewith as Exhibit 4.

5.

Certification under Rule 466. – Not applicable.

Item - 4.

Undertakings

(a)

The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the ADRs, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)

If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of an ADR thirty days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on August 22, 2006.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares, Par Value HK $0.50 each, of Cheung Kong (Holdings) Limited.

By:

The Bank of New York,
 As Depositary

By: /S/ Joanne DiGiovanni

Name:  Joanne DiGiovanni

Title:    Vice President

INDEX TO EXHIBITS

Exhibit Number	Exhibit
1	Form of Deposit Agreement relating to the American Depositary Receipts registered hereunder is contained in the form of American Depositary Receipt itself.
4	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered.